SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated April 30, 2015

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Quarter 1 Results – EPS 17.4 cents

Dividend of 22 cents

DUBLIN, Ireland (April 30, 2015)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2015.

Quarter 1 Results

Total revenues for Q1, 2015 were $25.2m, an increase of $0.2m when compared with Q1, 2014. However, revenues this quarter were particularly impacted by foreign exchange movements due to the strengthening of the US dollar against a range of currencies. Excluding this currency effect, revenues would have increased to $26.4m, representing an increase of 6%.

Point-Of-Care revenues for Q1, 2015 increased by 2% (or 4.4% on a constant currency basis) when compared to Q1, 2014. This increase is due to the impact of the initial sales of the newly CLIA waived Syphilis rapid test.

Clinical Laboratory revenues increased from $20.5m to $20.7m, which represents an increase of approximately 1% compared to Q1, 2014. However, on a constant currency basis Q1, 2015 revenues were $21.7m – an increase of 6%. The principal factors contributing to this increase were the continued growth in Premier revenues due to higher reagent pull-through, in addition to higher autoimmune revenues from Immco.

Revenues for Q1, 2015 by key product area were as follows:

	2014 Quarter 1	2015 Quarter 1	2015 Quarter 1 FX adjusted*	Increase/ (decrease)
	US$’000	US$’000	US$’000%
Point-of-Care	4,506	4,585	4,702	4.4%
Clinical Laboratory	20,519	20,655	21,742	6.0%
Total	25,025	25,240	26,444	5.7%

*	quarter 1, 2015 revenues have been recalculated on a constant currency basis using the exchange rates prevailing in Q1, 2014

Whilst exchange rate movements have adversely impacted revenues this quarter, they have had a favourable impact on the company’s cost base. The company has an effective natural currency hedge between revenues and costs, thus the exchange rate movements this quarter had no impact on the company’s overall profit. In summary, the extent to which revenues and gross profit have been adversely impacted by the stronger dollar was offset by lower foreign currency denominated SG&A expenses.

The gross profit for Q1, 2015 amounted to $12.1m, which equates to a gross margin of 47.9%. This represents a slight reduction from 48.6% in Q1, 2014, which is partly explained by the impact of the abovementioned currency movements.

Research and Development expenses were consistent with Q1, 2014 at $1.0m, whilst Selling, General and Administrative (SG&A) expenses also remained largely in line with Q1, 2014 at $6.3m. The latter includes the favourable impact of the stronger dollar, offset by increased sales and marketing costs, mainly relating to Meritas.

Operating profit for the quarter was $4.3m, compared to $4.5m in Q1, 2014. Operating margin for the quarter was 17.2%. Profit before tax for the quarter was $4.3m, whilst profit after tax was $4.0m. Meanwhile, EPS for Q1, 2015 was 17.4 cents. However, this quarter we incurred over $0.6m of SG&A costs related to Meritas, against which we have no matching revenues. Excluding such costs would have resulted in after tax profits of approximately $4.6m or over 20 cents per ADR.

EBITDA and before share option expense for the quarter increased from $6.0m to $6.2m – an increase of over 3%.

The tax charge for the quarter was $0.3m which represents an effective tax rate of 7%. This highly competitive rate has been driven by the low rate of corporation tax in Ireland and the availability of R&D tax credits in both Ireland and North America.

Other Developments

Cardiac Update

In February 2015, the company announced that, after a brief cessation, it had recommenced US clinical trials on its Troponin I point-of-care product. The clinical trial is running at 12, geographically diverse, trial sites across the USA and is currently recruiting just under 70 patients per week. Furthermore, the actual rate of myocardial infarctions is tracking slightly higher than expected. Consequently, the project remains on course to have data collection, subsequent adjudication and statistical analysis all completed during the month of July with FDA submission planned for August, 2015. The product continues to demonstrate the excellent clinical performance demonstrated in our European CE marking trials and in the independent clinical evaluation carried out at Hennepin County Medical Center, Minneapolis and published at AACC in July, 2014. Furthermore, European evaluations are well underway along with product registrations in a number of countries including both China and Brazil.

In relation to Meritas BNP, the company expects USA clinical trials to be completed in September, 2015 with FDA submission following immediately thereafter. Finally, data from an independent clinical evaluation of the Meritas BNP product, carried out by Dr. Apple at Hennepin County, has been accepted for publication at the AACC meeting in Atlanta on July 26, 2015. This data indicates excellent clinical performance characteristics for Meritas BNP.

Appointment of new Chief Scientific Officer

Trinity Biotech is pleased to announce the appointment of Eric Brouwer, PhD, as Chief Scientific Officer (CSO), and Vice President Cardiac. Previously, Dr Brouwer led product development at Abbott Point-of-Care. He brings extensive leadership experience in creating, developing and launching FDA approved products for the point-of-care in vitro diagnostics market. At Abbott, he was a member of the Scientific Governing Board and was the recipient of the Abbott Chairman’s Award (2007) for the FDA 510(k) waiver clearance of a point-of-care Basic Metabolic test panel. As CSO and VP Cardiac, Dr Brouwer will lead product development in our Cardiac Marker and Infectious Diseases Point-of-Care businesses.

Dr Jim Walsh, who previously held the positions of both Business Development Director and CSO, will now focus on business development with an emphasis on the identification and execution of suitable acquisition targets.

Fundraising and Shelf Registration

The company raised $115m in April from the issuance of 4% exchangeable senior notes repayable in 2045. However, due to the inclusion of a series of put and call options, earlier redemption is possible. The initial offering of $100m included a 30-day option to purchase an additional $15m of the notes, an option that was fully exercised. The net proceeds from the offering for Trinity amounted to $110.5m after deducting the associated costs of the transaction. The Company’s intention is that these proceeds will be used for future acquisitions.

On April 22, the company filed a $200m shelf registration with the SEC. This in no way represents an intention to issue equity at this time, but rather reflects the implementation of a new policy to maintain a live shelf registration at all times.

Annual Dividend

The company is proposing a dividend of 22 cents per ADR (5.5 cents per ‘A’ ordinary share), which is consistent with the dividend paid in 2014. The payment of this dividend is subject to shareholder approval, which will be sought at the company’s forthcoming AGM to be held on June 5, 2015. Subject to this approval being granted, the record date will be June 9, 2015 and payment will follow approximately 3 weeks later.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Revenues increased by $0.2m to $25.2m this quarter. However, taking into account exchange rate movements this represents an increase of nearly 6% on a constant currency basis. This growth was largely attributable to our very successful Premier offering and higher Immco autoimmune sales. Profit for the period amounted to $4m which represent an EPS of 17.4 cents whilst EBITDA and before share option expense increased to $6.2m.”

Ronan O’Caoimh, CEO, stated that “During quarter 1, the business performed well, effectively achieving growth of 6%, with Premier and Immco both performing strongly. We are also very excited with the rapid syphilis market opportunity in the USA. Whilst sales to date have been modest, we are delighted with the enormous level of interest the product has generated, with virtually every state and major city health department in the USA having expressed an interest in using the test. This augurs very well for the future of this product, though given the nature of government spending, it will take some time before we achieve a significant level of sales.

We are also delighted with the progress in our Troponin I clinical trials. The product continues to demonstrate excellent clinical performance and we expect to submit the trial data to the FDA in August of this year. In addition, the registration process is well underway in a number of other countries, such as China and Brazil, both of which represent very significant market opportunities for Trinity.

In April, the company completed a significant fundraising in the form of 30 year 4% exchangeable senior notes, which yielded $110.5m, net of expenses. The company intends to use these funds to make strategic acquisitions. The company has a history of identifying and effectively integrating high quality acquisitions. We will focus on acquisitions which will be earnings enhancing and cash flow positive, have distinct operational synergies with our existing business, whilst at the same time demonstrating strong growth potential.

Today we are also proposing an annual dividend of 22 cents per ADR. This is consistent with the dividend declared in 2014.

Finally, I would like to welcome Dr. Eric Brouwer to the company in the role of Chief Scientific Officer and VP Cardiac. Eric has a vast amount of experience, particularly in the area of developing and launching cardiac products and will be a most valuable addition to our team and I have no doubt that he will make a very significant contribution to the launch of our new Meritas range of products.”

Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com

Trinity Biotech plc

Consolidated Income Statements

(US$000’s except share data)	Three Months Ended March 31, 2015 (unaudited)	Three Months Ended March 31, 2014 (unaudited)
Revenues	25,240	25,025
Cost of sales	(13,140)	(12,864)

Gross profit	12,100	12,161
Gross profit %	47.9%	48.6%
Other operating income	78	149
Research & development expenses	(998)	(1,037)
Selling, general and administrative expenses	(6,287)	(6,314)
Indirect share based payments	(558)	(455)

Operating profit	4,335	4,504
Financial income	1	43
Financial expenses	(24)	(20)

Net financing (expense)/income	(23)	23

Profit before tax	4,312	4,527
Income tax expense	(304)	(114)

Profit for the period	4,008	4,413

Earnings per ADR (US cents)	17.4	19.6
Diluted earnings per ADR (US cents)	17.0	18.2
Weighted average no. of ADRs used in computing basic earnings per ADR	22,985,234	22,465,202
Weighted average no. of ADRs used in computing diluted earnings per ADR	23,604,244	24,209,680

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Balance Sheets

	March 31, 2015 US$ ‘000 (unaudited)	Dec 31, 2014 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	17,760	17,877
Goodwill and intangible assets	147,568	145,024
Deferred tax assets	9,528	9,798
Other assets	1,249	1,194

Total non-current assets	176,105	173,893

Current assets
Inventories	37,064	33,516
Trade and other receivables	27,640	25,976
Income tax receivable	221	351
Cash and cash equivalents	5,745	9,102

Total current assets	70,670	68,945

TOTAL ASSETS	246,775	242,838

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,215	1,204
Share premium	14,393	12,422
Accumulated surplus	188,094	183,375
Other reserves	(2,463)	(29)

Total equity	201,239	196,972

Current liabilities
Income tax payable	467	785
Trade and other payables	20,116	21,197
Provisions	75	75

Total current liabilities	20,658	22,057

Non-current liabilities
Other payables	3,205	2,370
Deferred tax liabilities	21,673	21,439

Total non-current liabilities	24,878	23,809

TOTAL LIABILITIES	45,536	45,866

TOTAL EQUITY AND LIABILITIES	246,775	242,838

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended March 31, 2015 (unaudited)	Three Months Ended March 31, 2014 (unaudited)
Cash and cash equivalents at beginning of period	9,102	22,317
Operating cash flows before changes in working capital	6,298	4,993
Changes in working capital	(4,322)	(4,212)

Cash generated from operations	1,976	781
Net Interest and Income taxes (paid)/received	(108)	2
Capital Expenditure & Financing (net)	(4,113)	(5,042)

Free cash flow	(2,245)	(4,259)
Payment of HIV-2 licence fee	(1,112)	—
Deferred consideration paid	—	(1,050)

Cash and cash equivalents at end of period	5,745	17,008

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: April 30, 2015.